May 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Offering Statement on Form 1-A Filed March 30, 2018 File No. 024-10825

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2018 concerning the Company’s Offering Statement on Form 1-A (File No. 024-10825) filed with the Commission on March 30, 2018 (the “Offering Statement”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated April 26, 2018. References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form 1-A (the “Amended Offering Statement”) which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Offering Statement on Form

1-A General

1.	Please fill in the blanks in the document with your next amendment.

RESPONSE: We have filled in the applicable blanks in the Amended Offering Statement.

2.	Please disclose whether the underwriter, any affiliate of the issuer, or any other party in the marketing of the securities reserves the right to purchase securities in the primary offering in order to meet the minimum purchase requirements. If so, please also disclose the amount of securities that may be purchased and include an appropriate risk factor.

RESPONSE: Neither the Underwriter nor any affiliate of the issuer has the right to purchase Units in the primary offering of such securities in order to meet the Minimum Offering Amount. We have included this disclosure on the cover page of the Amended Offering Statement.

ADiTx Therapeutics, Inc.

11161 Anderson St., Suite 105-10014 Loma Linda, CA 92354

www.aditxt.com

3.	We note your disclosure on page F-11 that you are a party to a consulting agreement for project management services. If this agreement is material to you, please describe its material terms and file it as an exhibit to your registration statement or advise.

RESPONSE: We have included a description of that consulting agreement in the “Business” section of the Amended Offering Statement. We have also attached that agreement as an exhibit to the Amended Offering Statement.

4.	Please include information required by Item 510 of Regulation S-K.

RESPONSE: We have included information required by Item 510 of Regulation S-K in the Amended Offering Statement.

Risk Factors

Our technology is subject to a license from LLU, page 12

5.	We note your disclosure that the next Milestone Deadline is the requirement to complete a financing round by July 31, 2018. Please clarify what constitutes a financing round under the agreement and address if there is a risk you may not be able to meet that milestone deadline.

RESPONSE: The Company intends for this Offering to qualify as a financing round pursuant to the terms of the License Agreement and to pay the Milestone Fee from the proceeds of this Offering. We have included an additional risk factor in the Amended Offering Statement to address the risk that we may not be able to meet or pay that milestone deadline.

Use of Proceeds, page 26

6.	Please disclose the interest rate and maturity of the existing debt you plan to repay with the proceeds from this offering. Refer to Instruction 4 to Item 504 of Regulation S-K. In addition, please disclose the amount of the licensing fee you plan to pay to Loma Linda University, as described on the cover page of the offering statement.

RESPONSE: We have provided the requested disclosure in the “Use of Proceeds” section of the Amended Offering Statement.

Our Business, page 31

7.	Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.

RESPONSE: We have provided the requested disclosure in the “Business” section of the Amended Offering Statement.

8.	Please clarify in this section, if true, that you have not yet submitted an application for any products to the FDA.

RESPONSE: We have clarified our disclosure, as requested, in the “Business” section of the Amended Offering Statement.

9.	Please disclose the number of your employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

RESPONSE: We have 1 part-time employee and 1 full-time employee. We have included the number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K in the Amended Offering Statement.

License Agreement with Loma Linda University, page 35

10.	Please clarify what is meant by you will owe “low single-digit royalty payments on any Licensed Products.” Please explain for example, if the royalty payments will be per unit sold, or otherwise. Please also quantify to the extent practicable or advise.

RESPONSE: The Company will owe royalty payments of (i) 1.5% of Net Product Sales and Net Service Sales on any Licensed Products (defined as any finished pharmaceutical products which utilizes the LLU Patent and Technology Rights in its development, manufacture or supply), and (ii) 0.75% of Net Product Sales and Net Service Sales for Licensed Products and Licensed Services not covered by a valid patent claim for technology rights and know-how for a three (3) year period beyond the expiration of all valid patent claims. The Company has attached the Patent and License Agreement with Loma Linda University as an exhibit to the Amended Offering Statement.

Directors, Executive Officers & Corporate Governance

Executive Officers, Directors and Significant Employees, page 39

11.	Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

RESPONSE: We have included additional details concerning members of the Company’s board of directors and their qualifications in the Amended Offering Statement. Additionally, we have included statements as to why we think each individual director is qualified to serve.

Escrow Agent and Deposit of Offering Proceeds, page 49

12.	Please file the Escrow Agreement as an exhibit.

RESPONSE: We have attached a Form of Escrow Agreement as an Exhibit to the Amended Offering Statement.

Very truly yours,
/s/ AMRO ALBANNA
Amro Albanna
Chief Executive Officer

Cc:  Richard A. Friedman

Sheppard, Mullin, Richter & Hampton LLP